Bonn, March 10, 2004

           T-MOBILE INTERNATIONAL REPORTS FOURTH QUARTER AND FULL YEAR
                          2003 RESULTS FOR T-MOBILE USA

o    MORE THAN 1 MILLION NEW CUSTOMERS ADDED IN Q4 AND 3.2 MILLION IN 2003

o    CUSTOMER BASE UP 32% IN 2003, SERVICE REVENUES UP 48%

o    $1.6 BILLION IN OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION IN
     2003

o    ARPU OF $53 IN 2003, UP FROM $50 IN 2002

--------------------------------------------------------------------------------

T-Mobile International AG & Co. KG ("T-Mobile International"), the mobile communications subsidiary of Deutsche Telekom AG (NYSE: DT), today announced fourth quarter and year-end 2003 results of its U.S. operations, T-Mobile USA,
Inc. All financial figures are in USD and are based on accounting principles generally accepted in the United States ("GAAP") in order to provide comparability with the results of other US wireless carriers. T-Mobile USA results will also be included in the consolidated results of Deutsche Telekom, but will not be consistent as Deutsche Telekom information is provided in accordance with German accounting principles.

In the fourth quarter of 2003, T-Mobile USA added 1,015,000 net customers, compared to 670,000 net customers added in the third quarter of 2003 and
1,017,000 in the fourth quarter of 2002. For the year ended December 31, 2003,
T-Mobile USA added 3,212,000 net customers, an increase from the 2.9 million net customers added in 2002. Most of the growth in 2003 was from new postpay customers, which now comprise 89% of the customer base, compared to 86% at the end of 2002.

"Our ability to deliver on our Get More commitment to customers continues to drive record growth for T-Mobile" said Robert Dotson, President and Chief
Executive Officer of T-Mobile USA. "In addition to offering customers the best value in wireless, our Get More promise is backed by a focus on high quality customer service on the nation's most reliable GSM/GPRS network. Our focus on both quality and value is responsible for the 32% increase in T-Mobile USA's customer base and 48% increase in service revenues in 2003."

T-Mobile USA service revenues, which consist of postpay, prepaid, and roaming and other service revenues, exceeded $1.98 billion in the fourth quarter of
2003, up from $1.90 billion in the third quarter of 2003, and up from $1.41 billion in the fourth quarter of 2002. Annual service revenues for 2003 were
$7.22 billion, compared to $4.88 billion in 2002, a 48% increase.

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net

"T-Mobile USA continues to deliver industry leading subscriber and revenue growth, and generated $1.6 billion in OIBDA on a U.S. GAAP basis in 2003," said
Rene Obermann, CEO of T-Mobile International and a Member of the Board of
Management, Deutsche Telekom. ("OIBDA" is defined as operating income before depreciation, amortization and impairment charges.) "This represents a $1.16 billion increase in OIBDA compared to 2002. T-Mobile USA fully delivered, not just in terms of customer growth but also, importantly, in terms of OIBDA growth."

T-Mobile USA reported OIBDA of $327 million in the fourth quarter of 2003, down from $461 million in the third quarter of 2003 and up from $124 million in the fourth quarter of 2002. OIBDA margin (OIBDA divided by service revenues) was 16%
in the fourth quarter of 2003, compared to 24% in the third quarter of 2003 and
9% in the fourth quarter of 2002. The decrease in OIBDA margin from the third to the fourth quarter of 2003 was largely the result of higher costs associated with customer growth and increased spending on customer retention in the fourth quarter. OIBDA margin for the year 2003 was 22%, compared to 9% in 2002.
T-Mobile USA's total net loss for 2003 was $691 million.

ARPU (Average Revenue Per User, calculated by dividing total service revenues by average subscribers for the month) was $53 in the fourth quarter of 2003, down from $54 in the third quarter of 2003, but up from $50 in the fourth quarter of
2002. This increase from 2002 is due to higher customer voice usage, a higher percentage of postpay customers relative to prepaid customers, and increased data revenues. Data revenue represented approximately 3.5% of postpay ARPU in the fourth quarter of 2003, up from 1.8% in the fourth quarter of 2002.

Postpay churn was 2.7% in the fourth quarter of 2003, the same as in the third quarter of 2003, and up from 2.5% in the fourth quarter of 2002. Blended churn, a mix of postpay and prepaid customers, was 3.2% in the fourth quarter of 2003, down from 3.3% in the third quarter of 2003, and down from 3.5% in the fourth quarter of 2002. As expected, postpay churn was higher in the second half of
2003, largely due to an increased number of customers reaching their one-year contract expiration dates, a result of the high customer growth experienced in the second half of 2002. Churn remained relatively flat from the third to the fourth quarter of 2003, even with the introduction of Wireless Local Number
Portability (WLNP) in late November. Overall, T-Mobile USA was a net winner from
WLNP in the fourth quarter of 2003, as more customers ported into T-Mobile USA than ported out.

The cost of acquiring a customer, Cost Per Gross Add (CPGA), was $344 in the fourth quarter of 2003, up slightly from $334 in the third quarter of 2003, and up from $323 in the fourth quarter of 2002. The cost of serving customers, Cash
Cost Per User (CCPU), was $24 per customer per month in the fourth quarter of
2003, consistent with $24 in the third quarter of 2003, and up from $23 in the fourth quarter of 2002. The year over year increase in CCPU in the fourth quarter is primarily due to increased customer retention costs.

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net

Capital expenditures were $547 million in the fourth quarter of 2003, up from
$407 million in the third quarter of 2003 and down from $589 million in the fourth quarter of 2002. Capital expenditures for the year ending 2003 were
$1.734 billion, compared to $1.952 billion in 2002. These capital expenditure totals do not include capital expenditures within the network operations venture with Cingular in New York, California and Nevada, which are reported as investments in unconsolidated affiliates. T-Mobile USA's net share of expenditures in this venture were $314 million in 2003, up from $222 million in
2002. Overall, capital expenditures in 2003 were focused on both quality and capacity improvements in the GSM/GPRS network. More than 3,300 new cell sites were added in 2003, largely within our existing network footprint.

In addition to the results prepared in accordance with GAAP provided throughout this press release, non-GAAP financial measures are also included. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliation from the non-GAAP financial measures to the most directly comparable GAAP financial measures is provided in the notes to the attached Selected Data table.

                      *************************************

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net

         SELECTED DATA FOR THE U.S. OPERATIONS OF T-MOBILE INTERNATIONAL

(`000)                                Q1 03       Q2 03       Q3 03       Q4 03     Y/E 03      Q4 02      Y/E 02
Covered population                  224,000     224,000     224,000     224,000    224,000    218,000     218,000
-------------------------------------------------------------------------------------------------------------------

Customers, end of period             10,837      11,443      12,113      13,128     13,128      9,916       9,916
-------------------------------------------------------------------------------------------------------------------
   thereof postpay customers          9,459      10,111      10,805      11,696     11,696      8,561       8,561
-------------------------------------------------------------------------------------------------------------------
   thereof prepaid customers          1,378       1,332       1,308       1,432      1,432      1,355       1,355
-------------------------------------------------------------------------------------------------------------------
Net customer additions                  921         606         670       1,015      3,212      1,017       2,850
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Minutes of Use/post pay
customer/month                          710         745         778         795        751        660         614
-------------------------------------------------------------------------------------------------------------------
Postpaid churn                         2.3%        2.3%        2.7%        2.7%       2.5%       2.5%        2.5%
-------------------------------------------------------------------------------------------------------------------
Blended churn                          3.0%        3.0%        3.3%        3.2%       3.1%       3.5%        4.0%
-------------------------------------------------------------------------------------------------------------------

($ / month)
-------------------------------------------------------------------------------------------------------------------
ARPU (blended)                           50          53          54          53         53         50          50
-------------------------------------------------------------------------------------------------------------------
ARPU (postpay)                           50          53          53          53         53         51          52
-------------------------------------------------------------------------------------------------------------------
Cost of Serving (CCPU)(1)                23          23          24          24         23         23          23
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Cost Per Gross Add (CPGA)(2)            303         332         334         344        329        323         312
-------------------------------------------------------------------------------------------------------------------

($ million)
-------------------------------------------------------------------------------------------------------------------
Total revenues                        1,787       2,000       2,216       2,355      8,358      1,710       5,698
-------------------------------------------------------------------------------------------------------------------
Service revenues(3)                   1,560       1,772       1,902       1,986      7,219      1,408       4,877
-------------------------------------------------------------------------------------------------------------------
OIBDA(4)                                307         501         461         327      1,597        124         432
-------------------------------------------------------------------------------------------------------------------
Capital expenditures(5)                 378         402         407         547      1,734        589       1,952
-------------------------------------------------------------------------------------------------------------------

     Because all companies do not calculate these figures in the same manner, this presentation may not be comparable to other similarly titled measures reported by other companies.

     Our reported revenues and expenses do not include $146.3 million and $56.0 million in fees collected from our customers and remitted in 2003 and 2002, respectively, under the Universal Services provision of the Telecommunications
Act of 1996 as we net these amounts in our financial statements. Reporting such amounts as revenues and offsetting expenses would have no net impact on our operating income (loss), OIBDA or net loss.

(1)  The cost of serving customers, or Cash Cost Per User ("CCPU") is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss on equipment (handsets and accessories)
     sales unrelated to customer acquisition divided by the average total customers during the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations.

(2)  Cost Per Gross Add ("CPGA") is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss on equipment (handsets and accessories) sales related to customer acquisition, divided by gross customers added during the quarter. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net

     relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations.

(3)  Service revenues include post pay, prepaid, and roaming and other service revenues.

(4)  OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization and impairment charges. We previously used EBITDA, but have changed to OIBDA to be more consistent with industry practice. In a capital-intensive industry such as wireless telecommunications, we consider growth in OIBDA, as well as improvements in the associated percentage margin calculations, to be meaningful indicators of potential future profitability. OIBDA should not be construed as an alternative to operating income (loss) or net loss as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We also use OIBDA as an integral part of our internal reporting to evaluate the performance of our senior management. We believe that operating income (loss) is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

(5)  Excludes our investment for capital expenditures in the network infrastructure venture with Cingular Wireless LLC ("Cingular"). We and
     Cingular share in the ownership and operation of the network in the New
     York City metropolitan area, most of California and parts of Nevada.
     Network capital expenditures in these areas are shared between the parties.
     Our share of these capital expenditures is reflected as part of the accompanying Condensed Consolidated Balance Sheet and Condensed
     Consolidated Statement of Cash Flows in the line "Investments in and advances to unconsolidated affiliates."

See the "Reconciliation of Non-GAAP Financial Measures to GAAP Financial
Measures" below.

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net

                    U.S. OPERATIONS OF T-MOBILE INTERNATIONAL
    Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
                 (dollars in millions, except for CPGA and CCPU)
                                   (unaudited)

OIBDA can be reconciled to our operating income (loss) and OIBDA margin can be reconciled to our operating income (loss) margin as follows:

                                             Q1          Q2          Q3          Q4            Y/E            Q4             Y/E
                                            2003        2003        2003        2003          2003           2002           2002
                                            ----        ----        ----        ----          ----           ----           ----

OIBDA                                       $307        $501        $461        $327         $1,597          $124            $432

Depreciation and amortization               (331)       (362)       (354)       (407)        (1,454)         (293)         (1,262)
Impairment
    charges                                    -           -           -           -              -              -        (19,908)
                                      --------------------------------------------------------------------------------------------
Operating income
    (loss)                                  ($24)       $139        $107        ($80)          $143         ($169)       ($20,738)
                                      ============================================================================================

                                             Q1          Q2          Q3          Q4            Y/E            Q4             Y/E
                                            2003        2003        2003        2003          2003           2002           2002
                                            ----        ----        ----        ----          ----           ----           ----

OIBDA margin to service
    revenues                                  20%         28%         24%         16%            22%            9%              9%
Depreciation and amortization margin         (21%)       (20%)                                  (20%)                         (26%)
Impairment charges                              -          -           -           -              -              -           (408%)
                                      --------------------------------------------------------------------------------------------
Operating income (loss)
    margin to service
    revenues                                  (1%)         8%          5%         (4%)            2%          (12%)          (425%)
                                      ============================================================================================

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

                                            Q1          Q2          Q3          Q4            Y/E            Q4             Y/E
                                           2003        2003        2003        2003          2003           2002           2002
                                           ----        ----        ----        ----          ----           ----           ----

Customer acquisition costs                 $479        $462        $548        $655         $2,144          $548          $1,804

Plus: Subsidy loss
      Equipment sales                      (210)       (207)       (289)       (349)        (1,054)         (288)           (750)
      Cost of equipment sales               330         313         428         558          1,628           419           1,170
                                        -------------------------------------------------------------------------------------------
         Total subsidy loss                 120         106         139         209            574           129             420
                                        -------------------------------------------------------------------------------------------
Less: Subsidy loss unrelated to
      customer acquisition                  (35)        (37)        (71)       (105)          (248)          (37)           (103)
                                        -------------------------------------------------------------------------------------------
        Subsidy loss related to
        customer acquisition                 85          69          68         104            326            92             317
                                        -------------------------------------------------------------------------------------------
        Cost of acquiring customers        $564        $531        $616        $759         $2,470          $640          $2,121
                                        ===========================================================================================
        CPGA ($ / new customer added)      $303        $332        $334        $344           $329          $323            $312

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net

                    U.S. OPERATIONS OF T-MOBILE INTERNATIONAL
    Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
                 (dollars in millions, except for CPGA and CCPU)
                                   (unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

                                            Q1          Q2          Q3          Q4            Y/E            Q4             Y/E
                                           2003        2003        2003        2003          2003           2002           2002
                                           ----        ----        ----        ----          ----           ----           ----

Network costs                              $326        $347        $372        $381        $1,427           $298         $1,079
General and administrative                  344         378         406         434         1,562            321          1,213
                                        -----------------------------------------------------------------------------------------
Total network and general and
administrative costs                        670         725         778         815         2,989            619          2,292

Plus: Subsidy loss unrelated
to customer acquisition                      35          37          71         105           248             37            103
                                        -----------------------------------------------------------------------------------------
    Total cost of serving customers        $705        $762        $849        $920        $3,237           $656         $2,395
                                        =========================================================================================
    CCPU ($ / customer per month)           $23         $23         $24         $24           $23            $23            $23

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net

                    U.S. OPERATIONS OF T-MOBILE INTERNATIONAL
                      Condensed Consolidated Balance Sheets
                             (dollars in thousands)
                                   (unaudited)

                                                                            DECEMBER 31,          DECEMBER 31,
                                                                                2003                 2002
                                                                           -------------------------------------

                              ASSETS
Current assets:
       Cash and cash equivalents .......................................   $       147,718       $        36,766
                                                                           -------------------------------------
       Accounts receivable, net of allowance for doubtful accounts
            of $151,350 and $136,727, respectively .....................         1,268,082             1,007,583
       Inventory .......................................................           290,794               309,157
       Other current assets ............................................           421,695               244,622
                                                                           -------------------------------------
                                                                                 2,128,289             1,598,128
Property and equipment, net of accumulated depreciation of
       $2,415,968 and $1,431,687, respectively .........................         6,087,227             5,101,411
Goodwill ...............................................................        10,688,521            10,939,417
Spectrum licenses ......................................................        11,039,319            11,022,839
Other intangible assets, net of accumulated amortization ...............           168,068               404,310
Investments in and advances to unconsolidated affiliates ...............           757,858               545,932
Other assets and investments ...........................................           195,062               141,886
                                                                           -------------------------------------
                                                                           $    31,064,344       $    29,753,923
                                                                           =====================================

              LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
       Accounts payable ................................................   $       335,441       $       355,166
       Accrued liabilities .............................................         1,046,998               920,731
       Deferred revenue ................................................           276,013               177,788
       Construction accounts payable ...................................           781,033               345,234
                                                                           -------------------------------------
                                                                                 2,439,485             1,798,919

Long-term ..............................................................            16,786             1,274,638
Long-term notes payable to affiliates ..................................         8,243,250             8,628,768
Deferred tax liabilities ...............................................         3,409,879             3,532,099
Other long-term liabilities ............................................           231,916               105,082
                                                                           -------------------------------------
                Total long-term liabilities other than shares ..........        11,901,831            13,540,587

Voting preferred stock .................................................         5,000,000             5,000,000
                                                                           -------------------------------------
                Total long-term liabilities ............................        16,901,831            18,540,587
                                                                           -------------------------------------

Minority interest in equity of consolidated subsidiaries ...............                25                 8,480

Commitments and contingencies

Shareholder's equity:
       Common stock ....................................................        35,440,033            32,440,033
       Deferred stock compensation .....................................           (15,511)              (23,657)
       Accumulated other comprehensive loss ............................              --                    (264)
       Accumulated deficit .............................................       (23,701,519)          (23,010,175)
                                                                           -------------------------------------
            Total shareholder's equity .................................        11,723,003             9,405,937
                                                                           -------------------------------------
                                                                           $    31,064,344       $    29,753,923
                                                                           =====================================

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net

                    U.S. OPERATIONS OF T-MOBILE INTERNATIONAL
                 Condensed Consolidated Statements of Operations
                             (dollars in thousands)
                                   (unaudited)

                                                                                        YEAR                     YEAR
                                                                                        ENDED                    ENDED
                                                                                  DECEMBER 31, 2003         DECEMBER 31, 2002
                                                                               -----------------------------------------------

Revenues:
     Post pay revenues...................................................                $ 6,366,718              $ 4,078,286
     Prepaid revenues....................................................                    534,466                  547,220
     Roaming and other service revenues..................................                    317,851                  251,631
     Equipment sales.....................................................                  1,053,923                  749,510
     Affiliate and other revenues........................................                     85,129                   71,545
                                                                               -----------------------------------------------
         Total revenues..................................................                  8,358,087                5,698,192
                                                                               -----------------------------------------------
Operating expenses:
     Network costs  ....................................................                   1,426,760                1,078,650
     Cost of equipment sales.............................................                  1,627,963                1,169,682
     General and administrative..........................................                  1,562,152                1,213,226
     Customer acquisition................................................                  2,144,323                1,804,338
     Depreciation and amortization.......................................                  1,454,049                1,262,002
     Impairment charges..................................................                          -               19,908,000
                                                                               -----------------------------------------------
         Total operating expenses........................................                  8,215,247               26,435,898
                                                                               -----------------------------------------------
Operating income.........................................................                    142,840             (20,737,706)
Other income (expense):
     Interest expense....................................................                   (565,353)                (439,250)
     Equity in net losses of unconsolidated affiliates...................                    (95,209)                (170,903)
     Interest income and other, net......................................                    (43,874)                   59,792
                                                                               -----------------------------------------------
     Total other income (expense)........................................                   (704,436)                (550,361)
                                                                               -----------------------------------------------
Net loss before income taxes.............................................                   (561,596)             (21,288,067)
Deferred income tax expense..............................................                   (128,675)                 (25,145)
Cumulative effect of change in accounting principle, net of taxes........                     (1,073)                        -
                                                                               -----------------------------------------------
Net loss.................................................................                $  (691,344)           $ (21,313,212)
                                                                               ===============================================

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net

                   U.S. OPERATIONS OF T-MOBILE INTERNATIIONAL
                 Condensed Consolidated Statements of Cash Flows
                             (dollars in thousands)
                                   (unaudited)

                                                                                   YEAR                       YEAR
                                                                                   ENDED                      ENDED
                                                                             DECEMBER 31, 2003          DECEMBER 31, 2002
                                                                           -------------------------------------------------

Operating activities:
    Net loss ............................................................  $          (691,344)          $       (21,313,212)
                                                                           -------------------------------------------------
    Adjustments to reconcile net loss to net cash provided by
       operating activities:
          Depreciation and amortization .................................            1,454,049                     1,262,002
          Impairment charges ............................................                 --                      19,908,000
          Deferred income tax expense ...................................              128,675                        25,145
          Amortization of debt discount and premium, net ................              (15,536)                        5,153
          Equity in net losses of unconsolidated affiliates .............               95,209                       170,903
          Stock-based compensation ......................................               20,119                        16,700
          Allowance for bad debts .......................................               14,624                           838
          Other, net ....................................................               (1,066)                      (31,360)
          Changes in operating assets and liabilities: ..................
               Accounts receivable ......................................             (275,122)                     (320,313)
               Inventory ................................................               18,363                      (145,864)
               Other current assets .....................................             (126,702)                      (74,082)
               Accounts payable .........................................              (17,724)                      119,149
               Accrued liabilities ......................................              141,479                       127,106
                                                                           -------------------------------------------------
       Net cash provided by (used in) operating activities ..............              745,024                      (249,835)
                                                                           -------------------------------------------------
Investing activities:
    Purchases of property and equipment .................................           (1,733,775)                   (1,951,601)
    Acquisitions of wireless properties, net of cash acquired ...........               (7,559)                      (81,855)
    Investments in and advances to unconsolidated affiliates, net .......             (321,652)                     (105,424)
    Refunds of deposits held by FCC .....................................                 --                         195,956
    Other, net ..........................................................               (7,269)                          604
                                                                           -------------------------------------------------
       Net cash used in investing activities ............................           (2,070,255)                   (1,942,320)
                                                                           -------------------------------------------------
Financing activities:
    Long-term debt repayments ...........................................           (4,430,317)                   (1,169,874)
    Long-term debt borrowings from affiliates, net ......................            2,881,574                     3,338,117
    Equity increase .....................................................            3,000,000                          --
    Book overdraft ......................................................              (26,804)                       92,596
    Other, net ..........................................................               11,730                       (43,558)
                                                                           -------------------------------------------------
       Net cash provided by financing activities ........................            1,436,183                     2,217,281
                                                                           -------------------------------------------------

Change in cash and cash equivalents .....................................              110,952                        25,126
Cash and cash equivalents, beginning of period ..........................               36,766                        11,640
                                                                           -------------------------------------------------
Cash and cash equivalents, end of period ................................  $           147,718           $            36,766
                                                                           =================================================

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net

Deutsche Telekom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's reports filed with the Securities and Exchange
Commission (the "Commission"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

ABOUT T-MOBILE USA:
Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile
International group, the mobile telecommunications subsidiary of Deutsche
Telekom AG (NYSE: DT). Effective December 31, 2003, Powertel, Inc. became a wholly-owned subsidiary of T-Mobile USA, thus the consolidated balance sheets and operating results of T-Mobile USA represent all the U.S. operations of
T-Mobile International. All information contained in this press release reflects the combined results of T-Mobile USA and Powertel as if the companies had been combined historically.

T-Mobile USA operates the largest GSM/GPRS 1900 voice and data network in the
United States, reaching over 250 million people including roaming and other agreements. In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi
(802.11b) wireless broadband (WLAN) network in the United States, available in more than 4,000 public access locations including Starbucks coffeehouses,
Kinko's copy shops, Borders Books and Music, airports and American Airlines
Admirals Clubs, United Red Carpet Clubs and Delta Air Lines Clubs. T-Mobile USA
is committed to providing the best value in wireless service through its GET
MORE promise to provide customers with more minutes, more features and more service than any other wireless provider. T-Mobile USA, Inc. and Powertel, Inc.
are no longer required to file periodic reports with the SEC. For more information, visit the company website at http://www.t-mobile.com/.

ABOUT T-MOBILE INTERNATIONAL:
T-Mobile International, one of Deutsche Telekom AG's four strategic divisions, is one of the world's leading international mobile communications providers.
T-Mobile International's majority-held mobile companies today serve 61 million mobile customers in Europe and the U.S.. For more information about T-Mobile
International, please visit http://www.t-mobile.net/. For further information on
Deutsche Telekom, please visit the company website at
http://www.telekom.de/investor-relations.

Press Contacts:                                Investor Relations Contacts:

Philipp Schindera                              Investor Relations Bonn
T-Mobile International                         Deutsche Telekom
+49 228.936.1700                               +49 228.181.88880

Hans Ehnert                                    Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom                               Investor Relations New York
+49 228.181.4949                               Deutsche Telekom
                                               +1 212.424.2951
                                               +1 877.DT SHARE (toll-free)

T-Mobile International AG
Public Relations
Kennedyallee 1-5, D-53175 Bonn
PO Box 20 04 51, D-53134 Bonn
Phone +49 2 28 5 36-17 17, Fax +49 2 28 5 36-17 19
Internet http://www.T-Mobile.net